GOLDMAN
KURLAND
MOHIDIN

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to incorporate by reference in this Registration Statement on Form S-8 of our report dated April 16, 2012 relating to the consolidated financial statements of Zoom Technologies, Inc (the "Company") for the years ended December 31, 2011 and 2010, which appear in the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

Goldman Kurland Mohidin LLP

Goldman Kurland and Mohidin LLP
Encino, California
May 24, 2012

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
16133 Ventura Blvd., Suite 880 Encino, CA 91436
Tel 818-784-9000 Fax 818-784-9010